

HYPOTHEKENBANK IN ESSEN AG

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75




05009345

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	23.06.05


SUPPL
SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2005
WASH. D.C. 183 SECTION

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of May 31, 2005 (English version), Essen Hyp's Annual Report 2004 (English version), Press Releases as of June 1, 2005, as of June 8, 2005, as of June 9, 2005, as of June 10, 2005, as of June 14, 2005, as of June 16, 2005 and as of June 21, 2005 (English and German version).
We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

PROCESSED
JUN 3 0 2005
THOMSON FINANCIAL

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft



HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG as of June 1, 2005

- **Essen Hyp very satisfied with its first quarter business and earnings performance**
- **Interest forecasts correct**
- **Preparations for the Capital Market Conference in full swing**

Lending business

Hypothekenbank in Essen AG had a successful start in the financial year 2005. As of March 31, 2005 new lending commitments totaled as much as €6.7bn (€4.4bn). Of this figure, €5.5bn, or 82%, relate to public-sector lending, including €1.9bn to public-sector bodies and entities governed by public law outside Germany. This contributed to the further diversification of our cover pool.

Turning to our second core business segment, national and international real estate financing, we granted new loans totaling €164.1m (€388.8m) as of March 31, 2005. This figure does not include the one-off effects from the acquisition of a loan portfolio totaling some €940m. While loans granted to borrowers in Germany account for €89.7m (€206.4m) of the new lending commitments, the total volume of new loans to foreign borrowers comes to €74.4m (€182.4m). In order to comply with our long-term target portfolio structure, we further reduced the total volume of loans granted to borrowers in the East German Federal States. All in all, the total volume of new lending commitments posted in the first quarter is in line with our expectations.

The bank's funding

In the first quarter of 2005 we raised funds totaling €10.5bn (€12.2bn) on the international capital markets. Of this figure, €6.1bn relate to our most important funding instrument, the *Pfandbrief.* This figure includes new public-sector Jumbo *Pfandbriefe* totaling €3.5bn. At more than 60%, the percentage of the total issuance volume placed with foreign investors maintains its high level.

Profit and loss account

At €63.3m, our net interest and commission income exceeds the previous year's figure of €51.3m by €12m. General operating expenses rose €1.6m to €8.4m (€6.8m). This development is attributable to an increase in personnel expenses due to the recruitment of additional staff, necessary in order to comply with new regulatory requirements relating, for instance, to Basel II. Additionally, other administrative expenses also rose due to the reclassification of expenses formerly recorded in the other operating expenses (outsourcing of the management of our portfolio of existing mortgage loans).

Our operating result for the first three months of this year came to €46.5m, a 2.2% increase compared to the previous year's figure.

in €	March 31, 2005	March 31, 2004	Change in %
Net interest and commission income	**63.3m**	51.3m	+23.4%
General operating expenses	**8.4m**	6.8m	+23.5%
Operating result before provision for possible loan losses	**55.1m**	44.9m	+22.7%

Hypothekenbank in Essen
Aktiengesellschaft
HRB (Register of Companies) 7083
Amtsgericht (Local Court) Essen

Supervisory Board:
Andreas de Maizière
(Chairman)

Board of Managing Directors:
Hubert Schulte-Kemper (Chairman)
Michael Fröhner

Provision for possible loan losses	**-8.6m**	0.6m	-1,533.3%
Operating result	**46.5m**	45.5m	+2.2%

Interest rate forecasts of Essen Hyp turned out to be correct

During the press conference on the bank's annual accounts on March 18, 2005 both Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, and the bank's Chief Economist, Mr. Dirk Chlench, unanimously forecasted that capital market rates in the euro area would stay low. This unanimity in their forecasts is the exception rather than the rule. In addition to this, Mr. Schulte-Kemper pointed out that he considered an ECB interest rate cut in 2005 more likely than an ECB interest rate hike.

Since that day, yields of 10-year *Pfandbriefe* dropped from 3.79% to a record low of 3.37% at the end of May. The current yield of all fixed-interest bonds placed by German issuers even dropped below the 3% mark at the end of this month. This is the lowest level since the recording of daily figures started in 1976. Even in the times of the gold standard during the German Kaiserreich yields never fell to such a low level.

Even though the President of the ECB, Mr. Jean-Claude Trichet, firmly rejected claims for interest rate cuts, the development of short-term bond yields shows that expectations for rate cuts have become less pronounced in recent weeks. 2-year *Pfandbrief* yields, for instance, dropped from 2.66% to 2.32%. In addition to this, the number of capital market players, and not only bank economists, who forecast ECB rate cuts, keeps increasing.

The 4th International Capital Market Conference promises to be a great success

We expect to welcome numerous participants from the international financial community, including guests from the United Kingdom, Switzerland, Luxembourg, Italy, France, Japan, the United States and the United Arab Emirates, to our Capital Market Conference, which will take place in the Messe Essen. Hence, a number of top-class financial specialists will gather at the traditional financial summit of Hypothekenbank in Essen AG.

There will be a wide range of events to choose from during the conference. On the eve of the actual conference, i. e. on June 15, 2005, the former Prime Minister of Hungary, Gyula Horn, will hold a guest speech. On June 16, 2005 the conference will start with a presentation on the new *Pfandbrief* Act, given by Dr. Louis Hagen, General Manager of the Association of German Mortgage Banks (*VDH*). This presentation will be followed by a discussion on this issue.

Especially worth mentioning is the top-class panel dealing with "The future competitiveness of Germany as an economic location". This panel is composed of Professor Lothar Späth, Country Head Germany & Austria, Merrill Lynch, Hermann-Josef Lamberti, Member of the Board, Deutsche Bank, Dr. Hugo Müller-Vogg, former Editor of the German newspaper Frankfurter Allgemeine Zeitung (FAZ), Oswald Metzger, former Spokesman on Budgetary Issues of the Green Party, and Philipp Vorndran, CEO Germany & Senior Investment Strategist at Credit Suisse Asset Management.



Another highlight will certainly be the presentation on "What Will We Get: Inflation, the Arch-Enemy of the Financial Markets, or Deflation, the Deadly Enemy of the Economy?". This presentation will be given by Roland Leuschel, former Strategist and Director of the Banque Bruxelles Lambert and author of several books. His book "Das Greenspan-Dossier" (The Greenspan Dossier) will be made available to the conference participants.

To sum it up: Essen Hyp's Capital Market Conference is an event you should certainly not miss! If you have not registered yet, please do not hesitate to do so during the next few days.

Your contact for additional information:

Dr. Kerstin Büteführ
Corporate Communications
Tel: +49 201 8135-626
Fax: +49 201 8135-135
E-mail: kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
45127 Essen
Germany
www.essenhyp.com



HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung der Hypothekenbank in Essen AG; 1.6.2005

- **Essen Hyp äußerst zufrieden mit Geschäfts- und Ertragsentwicklung zum 31.3.2005**
- **Zinsmeinung bestätigt**
- **Vorbereitungen der Kapitalmarktkonferenz laufen auf Hochtouren**

Geschäftsentwicklung Aktivgeschäft

Die Hypothekenbank in Essen AG ist Erfolg versprechend in das Geschäftsjahr 2005 gestartet: Die Neugeschäfte im Aktivgeschäft beliefen sich bis Ende März bereits auf rund € 6,7 Mrd. (€ 4,4 Mrd.). Rund 82% oder € 5,5 Mrd. entfielen dabei auf das Neugeschäft Staatkredit, davon € 1,9 Mrd. an ausländische Gebietskörperschaften und Anstalten des öffentlichen Rechts, was zur weiteren Diversifizierung unseres Deckungsstocks dient.

In unserem zweiten operativen Hauptgeschäft, der in- und ausländischen Immobilienfinanzierung, haben wir per 31.3. des Jahres ein Volumen von € 164,1 Mio. (€ 388,8 Mio., bereinigt um einen außerordentlichen Portfolioankauf von rund € 940 Mio.) neu zugesagt. Hiervon entfielen auf inländische Finanzierungen € 89,7 Mio. (€ 206,4 Mio.) und auf ausländische Finanzierungen € 74,4 Mio. (€ 182,4 Mio.). Zur Einhaltung der langfristigen Portfoliostrukturen wurden die Ausreichungen in Ostdeutschland weiter reduziert. Insgesamt entspricht das Neugeschäft im ersten Quartal 2005 unseren Erwartungen.

Geschäftsentwicklung Passivgeschäft

Im ersten Quartal des Geschäftsjahres haben wir Passivmittel in Höhe von € 10,5 Mrd. (€ 12,2 Mrd.) aufgenommen. Hiervon entfielen € 6,1 Mrd. auf unser Hauptrefinanzierungsinstrument, den Pfandbrief, darunter € 3,5 Mrd. neu emittierte öffentliche Jumbopfandbriefe. Die Platzierungsquote an ausländische Investoren ist mit über 60% unverändert hoch.

Gewinn- und Verlustrechnung

Mit einem Zins- und Provisionsüberschuss in Höhe von € 63,3 Mio. übertreffen wir den Vorjahreswert (€ 51,3 Mio.) um € 12 Mio. Unsere Verwaltungsaufwendungen sind um € 1,6 Mio. auf € 8,4 Mio. (€ 6,8 Mio.) gestiegen. Der Zuwachs erklärt sich einerseits im Wesentlichen aus erhöhten Personalaufwendungen, insbesondere durch Einstellungen für erhöhte regulative Anforderungen (z.B. Basel II). Andererseits haben sich unsere Sachaufwendungen durch eine Umgliederung von Kosten (Outsourcing unserer Hypothekenbestandsverwaltung) aus dem sonstigen betrieblichen Aufwand erhöht.

Das Betriebsergebnis konnte im Vergleich zum Vorjahr in den ersten drei Monaten des Jahres um 2,2% auf € 46,5 Mio. gesteigert werden.

in Euro	**31.3.2005**	**31.3.2004**	**Veränderung in %**
Zins und Provisionsüberschuss	**63,3 Mio.**	51,3 Mio.	+23,4%
Verwaltungsaufwand	**8,4 Mio.**	6,8 Mio.	+23,5%
Betriebsergebnis vor Risikovorsorge	**55,1 Mio.**	44,9 Mio.	+22,7%

Risikovorsorge	**-8,6 Mio.**	0,6 Mio.	-1.533,3%
Betriebsergebnis	**46,5 Mio.**	45,5 Mio.	+2,2%

Essen Hyp sieht sich in Zinsmeinung bestätigt

Im Rahmen der Bilanzpressekonferenz am 18. März 2005 prognostizierte der Vorstandsvorsitzende der Hypothekenbank in Essen AG, Hubert Schulte-Kemper, in seltener Einmütigkeit mit dem Chefvolkswirt Dirk Chlench, dass die Kapitalmarktrenditen im Euro-Raum auf ihrem niedrigen Niveau verharren werden. Darüber hinaus schätze Schulter-Kemper – im Gegensatz zur damals vorherrschenden Marktmeinung – die Wahrscheinlichkeit einer EZB-Leitzinssenkung im nächsten Jahr höher ein als eine Leitzinserhöhung.

Seitdem sind die Renditen von Pfandbriefen mit zehnjähriger Restlaufzeit von 3,79% bis auf das Rekordtief von 3,37% gegen Ende Mai gefallen. Die Umlaufsrendite von allen festverzinslichen Wertpapieren inländischer Emittenten sank gegen Ende dieses Monates sogar unter die 3%-Marke, das niedrigste Niveau seit Aufzeichnung täglicher Daten im Jahr 1976. Derart niedrige Renditen waren selbst zur Zeit des Goldstandards im Deutschen Kaiserreich nicht zu verzeichnen.

Zwar hat EZB-Präsident Jean-Claude Trichtet Forderungen nach einer Zinssenkung eine deutliche Absage erteilt. Gleichwohl ist an der Renditeentwicklung kurzlaufender Anleihen abzulesen, dass sich die Zinserhöhungserwartungen in den letzten Wochen deutlich zurückgebildet haben. So sind z. B. die Renditen von 2-jährigen Pfandbriefen von 2,66% auf zuletzt 2,32% gefallen. Auch mehren sich nicht nur aus den Reihen der Bankvolkswirte die Stimmen, welche eine EZB-Zinssenkung prognostizieren.

Die 4. internationale Kapitalmarktkonferenz verspricht ein großer Erfolg zu werden.

Auf dem Gelände der Essener Messe werden zahlreiche Teilnehmer der internationalen „Financial Community" – u.a. aus Großbritannien, der Schweiz, Luxemburg, Italien, Frankreich, Japan, den USA und den Vereinigten Arabischen Emiraten - erwartet. Damit versammelt sich ein hochkarätiger Kreis zum traditionellen „Finanzgipfel" der Essen Hyp in Essen.

Den Teilnehmern wird viel geboten: Die Auftaktveranstaltung am Vorabend (15.6.2005) der Konferenz wird mit einer Gastrede von Gyula Horn, ehemaliger Ministerpräsident Ungarns, eröffnet. Am eigentlichen Konferenztag (16.6.2005) wird Dr. Louis Hagen, Geschäftsführer des Verbands deutscher Hypothekenbanken, zunächst einen Vortrag zum neuen Pfandbriefgesetz halten, danach folgt eine Diskussionsrunde zu diesem Thema.

Ein besonderer Hinweis gilt der prominent besetzten Podiumsdiskussion zum aktuellen Thema „Zukunftsfähigkeit des Wirtschaftsstandorts Bundesrepublik Deutschland". Diskussionsteilnehmer sind Professor Lothar Späth, Vorsitzender der Geschäftsführung bei Merrill Lynch für Deutschland und Österreich; Hermann-Josef Lamberti, Mitglied des Vorstands der Deutschen Bank; Dr. Hugo Müller-Vogg, ehemaliger Herausgeber der FAZ; Oswald Metzger, ehemaliger haushaltspolitischer Sprecher der Grünen und Philipp Vorndran, CEO Germany& Senior Investment Strategist bei Credit Suisse Asset Management.



Ein weiteres Highlight ist sicherlich der Vortag „Kommt der Erzfeind (Inflation) der Finanzmärkte oder der Todfeind (Deflation) der Wirtschaft zurück?“ von Roland Leuschel, ehemaliger Stratege und Direktor der Banque Bruxelles Lambert und Autor mehrerer Bücher. Sein Buch „Das Greenspan-Dossier“ liegt für die Teilnehmer aus.

Es lohnt sich also dabei zu sein! Sollten Sie sich noch nicht zur Kapitalmarktkonferenz der Essen Hyp angemeldet haben, besteht in den nächsten Tagen noch Gelegenheit dazu.

Kontakt

Dr. Kerstin Büteführ
Corporate Communications
Telefon: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com



HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG as of June 8, 2005

Essen Hyp intensifies its business relations to investors from the Middle East

In the past seven months a small team of Essen Hyp executives travelled three times to the Middle East in order to meet representatives of Arab banks. As early as October 2004 Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, visited some 40 investment banks in Kuwait, Bahrain, Qatar and the United Arab Emirates.

For the first time, we will have a panel with participants from the Middle East at our forthcoming Capital Market Conference. The panel will deal with "Opportunities for Cooperating with Financial Service Providers from the Middle East: A Comparison of the Approaches Used in Conventional and Islamic Banking". The panel is composed of Emad Al Monayea, Head of International Investment, Kuwait Finance House; Christian Mouchbahani, Head of Corporate Finance, Member Management Committee, Dubai Bank and Dr. Nahed Taher, Senior Strategic Economist, The National Commercial Bank, Saudi Arabia.
So far more than 600 participants from 23 countries have registered for our Capital Market Conference.
Another interesting topic to be discussed is "The Role of the Euro in the World Capital Markets". This topic will be presented by the markets editor of the Wall Street Journal, John Prestbo.

Contact

Dr. Kerstin Büteführ
Corporate Communications
Phone: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com



HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung der Hypothekenbank in Essen AG; 8.6.2005

Essen Hyp baut Kontakte zu Investoren aus dem Mittleren Osten aus

In den vergangenen sieben Monaten reiste ein kleines Team der Essen Hyp drei mal zu Gesprächen mit arabischen Banken in den Mittleren Osten. Bereits im Oktober des vergangenen Jahres besuchte Hubert Schulte-Kemper, Vorstandsvorsitzender der Essen Hyp, rund 40 Investmentbanken in Indien, Kuwait, Bahrain, Katar und den Vereinigten Arabischen Emiraten.

Auf der Kapitalmarktkonferenz der Essen Hyp wird es erstmals ein Diskussionsforum mit Teilnehmern aus dem Mittleren Osten geben. Thema: „Möglichkeiten einer Kooperation mit Finanzdienstleistern aus dem Mittleren Osten. Vergleich der Denkansätze des herkömmlichen mit denen des islamischen Bankgeschäfts." Vertreten wird dieses Thema u.a. von Emad A-Monayea, Head of International Investment, Kuwait Finance House; Christian Mouchbahani, Head of Corporate Finance, Member Management Committee, Dubai Bank und Dr. Nahed Taher, Senior Strategic Economist, The National Commercial Bank, Saudi-Arabia.
Insgesamt haben sich bereits über 600 Teilnehmer aus 23 Ländern zu der Konferenz angemeldet.
Ein weiteres spannendes Thema ist sicherlich „The Role of the Euro in the World Capital Markets". Für diesen Vortrag konnten wird den Herausgeber des Wall Street Journals, John Prestbo, gewinnen.

Kontakt
Dr. Kerstin Büteführ
Corporate Communications
Telefon: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com



HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG as of June 9, 2005

World Economic Forum at Essen Hyp's Capital Market Conference

At the World Economic Forum well-known economists of international banks will analyze the economic and interest rate development in the three major currency areas, the United States, the euro area and Japan.

The first presentation will be made by Gary Schlossberg, Senior Economist at Wells Capital Management in San Francisco. According to Bloomberg News, Gary Schlossberg is one of the top forecasters of U.S. monetary policy. He is well-known due to numerous business radio and TV appearances. In his presentation, Gary Schlossberg will explain why, from his point of view, the series of Federal Reserve interest rate hikes has not yet come to an end.

The presentation on the euro area will be given by Dr. Holger Schmieding, Chief Economist Europe at the Bank of America, London. In view of more and more calls for ECB interest rate hikes, especially from London, his analysis of the current situation will be particularly interesting.

Dr. Brendan Brown, Chief Economist at Mitsubishi Securities International, will then look at the question as to whether the Japanese economy has returned to growth after 10 years of stagnation and whether deflation has finally come to an end.

The World Economic Forum will be presented by Dirk Chlench, Chief Economist of Essen Hyp.

Contact

Dr. Kerstin Büteführ
Corporate Communications
Phone: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com



HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung der Hypothekenbank in Essen AG; 9.6.2005

Worl Economic Forum auf der Kapitalmarktkonferenz der Essen Hyp

Im World Economic Forum werden namhafte Volkswirte internationaler Banken die Konjunktur- und Zinsentwicklung in den drei großen Währungsräumen, den Vereinigten Staaten, dem Euro-Raum und Japan, beleuchten.

Den Auftakt wird Gary Schlossberg, Senior Economist bei Wells Capital Management in San Francisco, machen. Gary Schlossberg ist Bloomberg News zufolge einer der besten Prognostiker der US-Notenbankentscheidungen und einen breitem Publikum bekannt durch zahlreiche Fernsehauftritte bei Wirtschaftssendern. Er wird in seinem Vortrag über die US-Wirtschaft darlegen, warum seiner Ansicht nach die Zinserhöhungsphase der US-Notenbank kein baldiges Ende finden wird.

Die Präsentation für den Euro-Raum wird Dr. Holger Schmieding, Europa-Chefvolkswirt bei der Bank of America in London, übernehmen. Sein Vortrag wird insbesondere vor dem Hintergrund der zunehmenden Rufen nach EZB-Zinssenkungen, vor allem aus London, auf großes Interesse stoßen.

Zu guter Letzt wird Dr. Brendan Brown, Chefvolkswirt bei Mitsubishi Securities International, in seinen Vortrag der Frage nachgehen, ob sich die japanische Wirtschaft nach zehn Jahren der Stagnation wieder auf einen Wachstumspfad befindet und die Deflation überwunden ist.

Das World Economic Forum wird von Dirk Chlench, Chefvolkswirt der Essen Hyp, moderiert werden.

Kontakt
Dr. Kerstin Büteführ
Corporate Communications
Telefon: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com



HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG as of June 10, 2005

Essen Hyp will have a closer look at public private partnership projects

One topic to be addressed during the forthcoming Capital Market Conference of Hypothekenbank in Essen AG will be public private partnerships. The discussion panel will be composed of Dr. Otmar M. Stöcker, Managing Director of the Association of German Mortgage Banks (VDH), Dr. Heiko Stiepelmann, Executive Director,
German Construction Industry Federation, Stefan Becker, Federal Ministry of Transport, Building and Housing; Hartmut Fischer, Managing Director, VBD Beratungsgesellschaft für Behörden, and Prof. Dr. Martin Meissner, Partner, Latham & Watkins.

On the one hand, the total volume of public-sector investments needs to be increased in order to overcome the current investment backlog. On the other hand, the financial resources of the public sector are limited. Integrating the know-how and financial resources of private investors into public-sector projects might therefore be an appropriate solution.

The German government plans to make increasing use of PPP as an alternative to traditional public-sector investment projects. Hence, the Federal Ministry of Transport, Building and Housing set up a Task Force which is meant to provide active support to PPP initiatives. Similarly, competence centers have been established in all Federal States. Stefan Becker, one of our PPP forum panelists, sits on this Task Force and will share his views on the issue during the panel discussion.

Infrastructure investments of the German Federal Government, the Federal States and municipalities total some € 40 billion per year. Experience from other countries has shown that up to 20% of all public-sector investments are suitable for PPP projects. This would amount to some € 8 billion per year in Germany. Of this



figure, more than three quarters relate to investments of Federal States and municipalities. At the moment, less than 25% of this potential for PPP projects is used.
The benefits of PPP projects will be discussed at Essen Hyp's Capital Market Conference on June 16, 2005 at 11 am.
Essen Hyp believes that this challenging market segment offers new business opportunities, both under the German Mortgage Bank Act (HBG) and under the new Pfandbrief Act.

Contact
Dr. Kerstin Büteführ
Corporate Communications
Phone: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com



HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung

der Hypothekenbank in Essen AG; 10.6.2005

Essen Hyp wendet sich dem Public-Private-Partnership Geschäft zu

Im Rahmen unserer Kapitalmarktkonferenz findet ein gleichnamiges Diskussionsforum mit namenhaften Teilnehmern statt. Diskutieren werden Dr. Otmar M. Stöcker, Geschäftsführer des Verbands deutscher Hypothekenbanken; Dr. Heiko Stiepelmann, Geschäftsführer des Hauptverbands der deutschen Bauindustrie, Stefan Becker, Bundesministerium für Verkehr, Bau- und Wohnungswesen; Hartmut Fischer, Geschäftsführer VBD Beratungsgesellschaft für Behörden sowie Prof. Dr. Martin Meissner, Latham & Watkins.
Auf der einen Seite muss die öffentliche Hand dringend notwendige Investitionen tätigen und den vorhandenen Sanierungsstau reduzieren. Demgegenüber steht ein eingeschränkter finanzieller Handlungsspielraum. Eine mögliche Lösung ist die Einbindung von privatem Know-how und Kapital bei öffentlichen Projekten.
Die Bundesregierung setzt künftig verstärkt auf PPP – als Alternative zur herkömmlichen Durchführung von öffentlichen Investitionsprojekten. Um Initiativen zur wirtschaftlichen Nutzung von PPP aktiv zu begleiten und zu unterstützen, ist eine Task Force beim Bundesministerium für Verkehr, Bau- und Wohnungswesen gegründet worden. Diese Kompetenz-Zentren sind in allen Bundesländern vorhanden. Stefan Becker, Diskussionsteilnehmer des PPP-Forums, ist Mitglied dieser Task Force und wird die Diskussion mit wertvollen Beiträgen bereichern können.
Bund, Länder und Gemeinden investieren jährlich etwa 40 Milliarden Euro in die öffentliche Infrastruktur. Internationale Erfahrungen zeigen, dass maximal 20 Prozent dieser öffentlichen Infrastrukturinvestitionen PPP geeignet sind. In Deutschland entspricht dies einem Potenzial von bis zu 8 Milliarden Euro jährlich, wobei mehr als drei Viertel



davon auf Länder und Gemeinden entfällt. Dieses Potenzial wird derzeit zu weniger als einem Viertel ausgeschöpft. Am 16. Juni ab 11.00 Uhr werden die wirtschaftlichen Möglichkeiten sowie die Chancen von PPP auf der Kapitalmarktkonferenz in der Messe Essen besprochen.
Die Essen Hyp sieht dieses Marktsegment sowohl im Sinne des Hypothekenbankgesetzes als auch im Rahmen des Pfandbriefgesetzes als neue Herausforderung und neue Geschäftsmöglichkeit.

Kontakt

Dr. Kerstin Büteführ
Corporate Communications
Telefon: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com



HYPOTHEKENBANK IN ESSEN AG

Press Release

of Hypothekenbank in Essen AG,

as of June 14, 2005

America's Twin Deficits: Manageable Problems or Ticking Time Bombs?

During the 4th International Capital Market Conference of Hypothekenbank in Essen AG on June 16, 2005 Dr. Nariman Behravesh, Chief Economist of Global Insight, will discuss the topical question as to whether America's twin deficits are manageable problems or ticking time bombs.

The U.S. current account deficit rose from $531bn, or 4.8% of the GDP, in 2003 to as much as 666bn, or 5.7% of the GDP, in 2004. Thus, the U.S. current account deficit hit a record level, both in absolute numbers and as a percentage of GDP. In his lecture, Dr. Behravesh will show that the main reason for this huge U.S. current account deficit is not to be found in the spending spree of U.S. consumers but rather in the weak internal demand seen in the rest of the world. Given that economic growth in the United States will only lose some of its momentum while internal demand in the other big industrial countries is set to remain weak, the U.S. current account deficit will increase even further. Accordingly, the downward pressure on the U.S. dollar is set to continue, unless internal demand in the rest of the world will regain strength.

Dr. Behravesh was the only economist to be ranked amongst the top six analysts in the Wall Street Journal ranking of both 2003 and 2004. He is quoted by leading economic magazines and regularly appears on TV.

Hypothekenbank in Essen
Aktiengesellschaft
HRB (Register of Companies) 7083
Amtsgericht (Local Court) Essen

Supervisory Board
Andreas de Maizière
(Chairman)



HYPOTHEKENBANK IN ESSEN AG

Contact

Dr. Kerstin Büteführ
Corporate Communications
Phone: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com



HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung

der Hypothekenbank in Essen AG; 14.6.2005

Amerikas Zwillingsdefizit: Ein beherrschbares Problem oder eine tickende Zeitbombe?

Im Rahmen der 4. Internationalen Kapitalmarktkonferenz der Hypothekenbank in Essen AG am 16. Juni 2005 wird Dr. Nariman Behravesh, Chefvolkswirt von Global Insight, einen Vortrag zum topaktuellen Thema „Amerikas Zwillingsdefizit: Ein beherrschbares Problem oder eine tickende Zeitbombe?“ halten.

Das US-Leistungsbilanzdefizit ist von 531 Mrd. US-Dollar oder 4,8% des Bruttoinlandproduktes im Jahr 2003 auf 666 Mrd. US-Dollar oder 5,7% des Bruttoinlandproduktes im Jahr 2004 angestiegen. Damit hat das US-Defizit sowohl in absoluter als auch in relativer Rechnung einen neuen Rekordwert erreicht. Dr. Behravesh wird in seinem Vortrag aufzeigen, dass für dieses hohe US-Leistungsbilanzdefizit in erster Linie nicht eine übermäßige Konsumfreude der US-Verbraucher ursächlich zu machen ist, sondern die schwache Binnennachfrage im Rest der Welt. Da sich das Wirtschaftswachstum in den Vereinigten Staaten nur etwas abkühlen wird, die Binnennachfrage in den anderen großen Industriestaaten aber schwach bleiben wird, rechnet Dr. Behravesh mit einer weiteren Ausweitung des US-Leistungsbilanzdefizits. Damit wird der US-Dollar unter Abwertungsdruck bleiben, es sei denn, die US-Wirtschaft geht in die Rezession oder die Binnennachfrage im Rest der Welt belebt sich.

Dr. Behravesh war der einzige Ökonom, welche im Ranking des Wall Street Journal in den Jahren 2003 und 2004 einen Platz unter den besten Sechs belegte. Dr. Behravesh wird regelmäßig in führenden Wirtschaftszeitungen zitiert und ist häufiger Gast in Fernsehsendungen.

Ein besonderer Hinweis gilt der prominent besetzten Podiumsdiskussion zum aktuellen Thema „Zukunftsfähigkeit des Wirtschaftsstandorts Bundesrepublik Deutschland". Diskussionsteilnehmer sind Professor Lothar Späth, Vorsitzender der Geschäftsführung bei Merrill Lynch für Deutschland und Österreich; Hermann-Josef Lamberti, Mitglied des Vorstands der Deutschen Bank; Dr. Hugo Müller-Vogg, ehemaliger Herausgeber der FAZ; Oswald Metzger, ehemaliger haushaltspolitischer Sprecher der Grünen und Philipp Vorndran, CEO Germany& Senior Investment Strategist bei Credit Suisse Asset Management.

Kontakt

Dr. Kerstin Büteführ
Corporate Communications
Telefon: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen
www.essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Press Release
of Hypothekenbank in Essen AG,
as of June 17, 2005

Dow Jones to launch index tracking the euro

Dow Jones disclosed it is building on an index to track the value of the euro. The diclosure was made at the Capital Market Conference of Hypothekenbank in Essen.

John A. Prestbo, editor of Dow Jones Indexes, speaking at the conference on the "The Role of the Euro in World Capital Markets", said the new index is expected to be launched in July. The index tracks the euro by using ten currencies of countries that are major trading partners with countries that have adopted the common currency.

"This index will help investors and businesses to gain perspective on the euro's value around the world without being confined to a one-to-one foreign exchange rate," Mr Prestbo said. "It should be useful for currency hedging and other important purpuses."

Contact

Dr. Kerstin Büteführ
Corporate Communications
Phone: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung
der Hypothekenbank in Essen AG; 16.6.2005

Dow Jones arbeitet an Euro-Währungsindex

Dow Jones gab heute während der Kapitalmarktkonferenz der Hypothekenbank in Essen bekannt, gegenwärtig einen Index zu entwickeln, der den Wert des Euro nachzeichnet.

John A. Prestbo, Herausgeber von Dow Jones Indexes, führte im Rahmen eines Vortrags zur „Rolle des Euro auf den Weltkapitalmärkten“ aus, dass der neue Index voraussichtlich im Juli auf dem Markt eingeführt wird. Der Index zeichnet den Wert des Euro im Vergleich zu den Währungen der zehn Länder nach, welche die bedeutendsten Handelspartner des Euroraums sind.

„Dieser Index unterstützt Investoren und Unternehmen, eine globale Einschätzung des Wertes des Euro zu gewinnen, ohne auf ein einzelnes Währungskursverhältnis begrenzt zu sein“, erklärte John Prestbo. „Der Index eignet sich besonders für die Währungsabsicherung und weitere bedeutende Aufgaben.“

Kontakt

Dr. Kerstin Büteführ
Corporate Communications
Telefon: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com

STANDARD
&POOR'S

FINANCIAL
INSTITUTIONS

Hypothekenbank In Essen Outlook To Positive On Sound Performance; 'BBB+/A-2' Ratings Affirmed

Primary Credit Analyst

Bernd Ackermann
Frankfurt
(49) 69-33-999-153
bernd_ackermann@
standardandpoors.com

Secondary Credit Analyst

Stefan Best
Frankfurt
(49) 69-33-999-154
stefan_best@
standardandpoors.com

Publication Date

June 21, 2005

Rationale

On June 21, 2005, Standard & Poor's Ratings Services revised the outlook on Hypothekenbank in Essen AG (EssenHyp) to positive from stable following a review. At the same time, the long-term 'BBB+' and short-term 'A-2' counterparty credit ratings were affirmed.

EssenHyp is one of Germany's largest mortgage banks by total assets, with a strong focus on public finance, and is majority-owned by Commerzbank AG (A-/Stable/A-2).

The outlook change reflects the continued positive earnings momentum in EssenHyp's public finance business, the continued conservative management of its growth in commercial real estate finance, and market risk reduction on specific positions.

Standard & Poor's takes increasing confidence in the earnings stability of EssenHyp's public finance business, its key earnings driver. Although outright market-risk taking is still an important element of the bank's performance, the sustained positive trend suggests that risks are well managed, including the integration into Commerzbank's risk-management systems. Public finance continues to perform well based on position taking on interest rate movements, credit spread management, liquidity transformation, but increasingly also generic credit spreads.

Earnings stability should also benefit from the prudent growth of its international commercial real estate activities, although at a much slower pace than previously expected. Under risk-return considerations, activities in some European markets have been scaled

down. Underwriting standards have also been further refined in 2004, underpinning its goal to strictly limit any negative impact on asset quality.

The ratings on EssenHyp reflect the bank's sound stand-alone profile, underpinned by its proven track record in public finance and a very lean cost base. The integration into the credit and market-risk management systems of Commerzbank are also a positive factor. Standard & Poor's does not view EssenHyp as a core subsidiary of Commerzbank, however. Key negative rating factors are EssenHyp's strong focus on secondary market investments in public sector debt, which in Standard & Poor's view results in still low earnings diversification and earnings quality, and modest franchise value; and its modest capitalization.

Outlook

The positive outlook reflects Standard & Poor's expectation of continued sound earnings levels and strong cost efficiency at EssenHyp relative to its German mortgage bank peers. Standard & Poor's might raise its ratings on EssenHyp if the positive performance trend in EssenHyp's public finance business continues in the currently less predictable interest rate and credit spread environment, and if qualitative growth of its real estate activities is maintained, and if risk provisions on its small legacy portfolio of domestic real estate loans—acquired in the early 1990s—finally reduce significantly.

Ratings List

	To	*From*
Counterparty credit ratings	BBB+/Positive/A-2	BBB+/Stable/A-2
Senior secured debt		
(Öffentliche Pfandbriefe)	AAA	AAA
Senior unsecured debt	BBB+	BBB+
Subordinated debt	BBB	BBB
Certificates of deposit	BBB+/A-2	BBB+/A-2
Commercial paper program	A-2	A-2

NB: This list does not include all ratings affected.

Ratings information is available to subscribers of RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. It can also be found on Standard & Poor's public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation bar, select Find a Rating, then Credit Ratings Search. Alternatively, call one of the following Standard & Poor's numbers: London Ratings Desk (44) 20-7176-7400; London Press Office Hotline (44) 20-7176-3605; Paris (33) 1-4420-6708; Frankfurt (49) 69-33-999-225; Stockholm (46) 8-440-5916; or Moscow (7) 095-783-4017. Members of the media may also contact the European Press Office via e-mail on: media_europe@standardandpoors.com.

Group E-Mail Address

FIG_Europe@standardandpoors.com